Mail Stop 4561

August 21, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (404) 897-6383

John A. Luke, Jr., Chief Executive Officer
MeadWestvaco Corporation
11013 West Broad Street
Glen Allen, VA 23060

> **Re: MeadWestvaco Corporation**
> **Definitive 14A**
> **Filed March 26, 2007**
> **File No. 001-31215**

Dear Mr. Luke:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Compensation, page 9

1. With respect to the stock awards reported in column (c), it is not clear why you have not disclosed in a footnote the grant date fair value of each award computed in accordance with SFAS 123R and the assumptions made in the valuation by reference to a discussion of those assumptions in MeadWestvaco's financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See the Instruction to Item 402(k)(2)(iii)and (iv) and the Instruction to Item 402(k).

Certain Relationships and Related Transactions, page 17

2. Please disclose whether your policies and procedures regarding the approval of related party transactions are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) and Section V.B. of Commission Release 33-8732A.

Compensation Discussion and Analysis, page 6

3. Revise to clearly disclose how you determine the amount to pay for each element of compensation and how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(v)-(vi) of Regulation S-K. For example, provide additional analysis about how you determined the amount of compensation paid under the 2006 Turnaround Cash Incentive Plan. Provide a more focused discussion that not only sets forth the amount of compensation awarded under the plan but also presents substantive analysis and insight into how the Committee set the amount of cash to be awarded upon attainment of the relevant performance objectives and how you calculated specific payouts. Ensure that your disclosure contains appropriate analysis of the specific factors the Committee considered in setting compensation levels and that you describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

4. Item 402(b)(2) of Regulation S-K sets forth examples of material information that could be appropriate for discussion in your Compensation Discussion and Analysis but it is unclear from your disclosure what consideration you have given to several of the illustrative examples contained in this disclosure guideline.

Refer to the examples set forth in Item 402(b)(2)(i)-(iii), (ix)-(x), and the complete concepts set forth in subparagraph (xiv).

5. Expand the disclosure pertaining to the relationships between management, the Committee, Mercer Human Resource Consulting, Frederic W. Cook & Company, and Hewitt Associates to provide a materially complete description of each consultant's role with the company. Provide a complete description of the nature and scope of their assignments and how its role differs depending on whether management or the Committee engaged the consultant. See Item 407(e)(3)(iii) of Regulation S-K. In addition, to the extent the consultant maintains multiple business relationships with the company, please describe the various relationships.

6. Refer to the disparities in the total direct compensation opportunity disclosed on page 23 and, more specifically, the award made to Mr. Luke on February 27, 2006 consisting of options to purchase 192,300 shares of stock, which is more than double the amount of similar awards made to the other named executive officers on that date. Revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. Provide more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

Benchmarking, page 21

7. Please specify how each element of compensation relates to the data you analyzed from the comparator companies. This includes a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

At-Risk Compensation, page 23

8. You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the committee. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation, and if applicable, how the Committee

weighted and factored them into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Summary Compensation Table: A Note About the Total Compensation Column, page 25

9. Please ensure that you do not afford this disclosure greater prominence than the required tables, including the Summary Compensation Table, and that you clarify that the information that you wish to convey here is not meant to diminish, or serve as a substitute for, the complete information required by the Commission's rules.

Summary Compensation Table, page 29

10. With respect to the amounts reported in column (g), in the appropriate footnote, please differentiate between the amounts paid under the 2006 Annual Incentive Plan and the "prior long term incentive plan". In this regard, the disclosure in footnote (1) to the Grants of Plan Based Awards Table is not totally clear since the footnote indicates that the actual payment for amounts earned under the 2006 Annual Incentive Plan is reported in column (g) of the Summary Compensation Table.

Non-Qualified Deferred Compensation at 2006 Fiscal Year-End, page 35

11. It is not clear whether any of the amounts reported in column (d) are reported as compensation in the last completed fiscal year in the Summary Compensation Table or whether amounts reported in the aggregate balance at last fiscal year end previously were reported as compensation to the named executive officer in the Summary Compensation Table for previous years. See the Instruction to Item 402(i)(2).

12. Refer to the disclosure in the second full paragraph of this subsection. Please consider paragraph (i)(3)(ii) of Item 402 of Regulation S-K when drafting appropriate corresponding disclosure.

Change in Control Severance Payments, page 39

13. Revise the disclosure in your Compensation Discussion and Analysis to give appropriate consideration to why Mr. Luke's potential payouts are significantly higher than the other named executive officers and why you structured his arrangements so as to provide such disparate payouts.

Please respond to our comments by September 21, 2007 or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Attorney Advisor